Press Release

Pacific Internet Analyst Briefing

Singapore, 12 January 2007 — Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet communications service provider by geographic reach, conducted an analyst briefing on 11 January 2007 at 9.30 a.m. (Singapore Time).

Pacific Internet’s CEO and CFO provided a background to the Company’s five-year transformational strategy and its related financial and operating goals, and an update of the execution of its strategic plan in 2006.

The Company provided the following financial goals during the presentation:

•	Increase revenues from US$110m in 2005 to US$330m by 2010;

•	Increase EBITDA/revenue margin from 11% in 2005 to 15% by 2010;

•	Increase profit (PATMI)/revenue margin from 6% in 2005 to 10% by 2010;

•	Increase ROE from 11% in 2005 to 16% by 2010.

The corporate strategy as announced in May 2006, to achieve these goals are based upon three thrusts:

•	Deepen and expand the geographic footprint in Asia-Pacific;

•	Exploit technologies to increase connectivity solutions;

•	Increase IP based service portfolio.

The presentation slides and full audio recording of the presentation, and question-and-answer session are both available on the Pacific Internet investor relations website located at www.pacnet.com/investor.

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data and voice services to both corporate business and consumer customers. For more information, visit www.pacnet.com/investor.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Investors & Analysts Contact:
Mervin Wang
Pacific Internet Limited
Direct: +65-6771-0780
Mobile: +65-9798-6077
Email: mervin.wang@pacific.net.sg